                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2 )*

                               Clayton Homes, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares $0.10 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   184190106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 James J Dorr Esq.
                       Orbis Investment Management Limited
                               34 Bermudiana Road
                              Hamilton HM 11, Bermuda
                                   441 296 3000
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                May 1, 2003
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  - 184190106

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Orbis Investment Management Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [   ]
        (b)   [ X ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        OO WC..............(See Item 3)

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda

NUMBER OF       7       SOLE VOTING POWER
SHARES                   6,721,000 (See Item 5)
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 285,450 (See Item 5)
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   7,006,450
WITH           10      SHARED DISPOSITIVE POWER
                         None

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,006,450...... (See Item 5)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*         [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%

14      TYPE OF REPORTING PERSON*
        CO

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Orbis Asset Management Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [   ]
        (b)   [ X ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda

NUMBER OF       7       SOLE VOTING POWER
SHARES                   245,315
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 None
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   245,315
WITH           10      SHARED DISPOSITIVE POWER
                         None

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        245,315

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*         [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%

14      TYPE OF REPORTING PERSON*
        CO

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Orbis Global Equity Fund Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [   ]
        (b)   [ X ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        WC..............(See Item 3)

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda

NUMBER OF       7       SOLE VOTING POWER
SHARES                   0 (See Item 5)
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 0 (See Item 5)
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   0
WITH           10      SHARED DISPOSITIVE POWER
                         0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,720,000..... (See Item 5)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*         [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%

14      TYPE OF REPORTING PERSON*
        CO

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Orbis Optimal Global Fund, L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [   ]
        (b)   [ X ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        WC..............(See Item 3)

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF       7       SOLE VOTING POWER
SHARES                   0
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 0
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   0
WITH           10      SHARED DISPOSITIVE POWER
                         0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        245,315...... (See Item 5)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*         [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%

14      TYPE OF REPORTING PERSON*
        PN

ITEM 1.   SECURITY AND ISSUER

        The name of the issuer is Clayton Homes, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 5000
        Clayton Road, Maryville, Tennessee. This schedule relates to the
        Issuer's common stock par value $0.10 (the "Securities").

ITEM 2.   IDENTITY AND BACKGROUND

        Orbis Investment Management Limited ("OIML"), Orbis Asset Management
        Limited ("OAML"), Orbis Global Equity Fund Limited ("OGEFL") and Orbis
        Optimal Global Fund, L.P. ("OOLP") are together making this filing because they and the G.A.-Fund-L (the "GA Fund") may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Act.
        The GA Fund has elected not to participate in this joint filing.
        Information with respect to each of OIML, OAML, OGEFL and OOLP
        (collectively, the "Reporting Persons") is given solely by each such
        Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting
        Person. Information with respect to the GA Fund reflects only information which the Reporting Persons know or have reason to know based on information provided by the GA Fund.

        OIML, a company formed under Bermuda law, is the investment manager to
        OGEFL, a mutual fund company formed under Bermuda law. OIML is the investment manager to the GA Fund, an investment company with variable capital (SICAV) formed under Luxembourg law.

        OAML, a company formed under Bermuda law, is the general partner of
        OOLP, a limited partnership constituted under Delaware law.

        The principal business address of each of the Reporting Persons is
        34 Bermudiana Road, Hamilton HM 11, Bermuda.

        The principal business address of the GA Fund is 50, Avenue J.F.
        Kennedy L-2951 Luxembourg.

        The name, citizenship and residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the Reporting Persons and the
        GA Fund are set forth in Exhibit D hereto. To the best knowledge of the Reporting Persons, during the last five years, no person listed in Exhibit D attached (i) has been convicted in a criminal proceeding
        (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The Reporting Persons may from time to time in the aggregate own beneficially more than 5% of a class of an issuer. The implementation of the Reporting Persons' investment philosophy may from time to time require action that could be viewed as not completely passive. See in particular under the response to Item 4 the description of recent actions taken. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, the Reporting Persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        All Reporting Persons used an aggregate of approximately $145,136 to purchase the additional Securities reported as beneficially owned in
        Item 5 below in the 60 day period prior to this filing on Schedule 13D.
        OIML used approximately $132,706 of funds that were provided by the GA
        Fund to purchase the additional Securities for such Fund. OIML used approximately $12,430 of its own funds to purchase additional
        Securities for its own account.

ITEM 4.   PURPOSE OF TRANSACTION

        Commencing on April 2, 2003, William Gray, the President of OIML,
        initiated calls to a few of the other institutions holding Securities, with a the goal of ascertaining those stockholders opinion of the proposed merger of the Issuer with a Berkshire Hathaway Inc. subsidiary
        (the "Merger") announced by the Issuer on April 1, 2003.

        On April 5, 2003, OIML sent a letter dated April 5, 2003 to the Board of Directors of the Issuer stating its dissatisfaction with the conduct of the Board in approving the Merger and with the merger consideration of $12.50 per share. A copy of the letter is set forth on Exhibit A annexed hereto and incorporated by reference.

        On April 14, 2003, OGEFL submitted a shareholder proposal to the
        Issuer. The proposal proposed a resolution of the Issuer's stockholders amending the Issuer's bylaws to require the affirmative vote of a majority of the disinterested stockholders of the Issuer to specified transactions, including the Merger. A copy of the letter submitting the proposal and its enclosures, including the proposal, are set forth on Exhibit B annexed hereto and incorporated by reference.

        On May 1, 2003, OIML issued a press release commenting on the Merger.
        A copy of the press release is set forth on Exhibit C annexed hereto and incorporated by reference.
 On May 28, 2003, OIML through its attorneys, made a request under section 220 of the Delaware General Corporation Law to inspect certain books and records of the Issuer.  A copy of the request is set forth as Exhibit F.
 On June 10, 2003, OIML filed a complaint under section 211 of the
 Delaware General Corporation   Law.  In the Compliant, OIML has asked
 the Delaware Chancery Court to order that an annual  meeting of stockholders of the Issuer be held before any proposed special general meeting to approve the Merger.  A copy of the Complaint is set forth as Exhibit G. A copy of the press release issued by OIML announcing the Compliant is set forth as Exhibit H.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        (a-b) OIML is the beneficial owner of 7,006,450 shares or 5.1% of the
        136,110,524 Securities believed to be outstanding. OIML disclaims beneficial ownership of the 245,315 Securities beneficially owned by
        OAML.

        OAML is the beneficial owner of 245,315 Securities or 0.2 % of the
        136,110,524 Securities believed to be outstanding. OAML disclaims beneficial ownership of the 7,006,450 common shares beneficially owned by OIML.

        OGEFL has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 6,720,000 of the
        7,006,450 Securities beneficially owned by OIML. With respect to these 6,720,000 Securities, OIML has sole voting power.

        OIML has the sole voting power and the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,000 of the 7,006,450 Securities beneficially owned by OIML.

        The GA Fund directly owns 285,450 of the 7,006,450 Securities beneficially owned by OIML. With respect to these 285,450 Securities, the GA Fund has shared voting power and the right to receive and the power to direct the receipt of dividends and sales proceeds thereof.

        OOLP has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 245,315
        Securities beneficially owned by OAML. With respect to these 245,315
        Securities, OAML has sole voting power.

        (c) Information with respect to all transactions in the Securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the
        Reporting Persons.

        On March 18, 2003, OIML purchased for the account of the GA Fund
        12,000 Securities at a price of $11.06 per Security through the facilities of the New York Stock Exchange ("NYSE"). On April 23, 2003,
        OIML purchased for its own account 1,000 Securities at $12.43 per
        Security through the facilities of the NYSE.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER

          The powers of disposition and voting of OIML and OAML with respect to Securities owned beneficially by them on behalf of OGEFL, the
          G.A.-Fund and OOLP which they directly or indirectly manage, are held pursuant to written agreements with such entities.

          (d) Not applicable

          (e) Not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A - Letter dated April 5, 2003

          Exhibit B - Letter dated April 14, 2003 submitting shareholder proposal, with enclosures.

          Exhibit C - Press release dated and issued on 1 May 2003

          Exhibit D - Executive Officers and Directors of Reporting Persons
                      and the GA Fund

          Exhibit E - Joint Filing Agreement
   Exhibit F - Books and Records request
   Exhibit G - Complaint
   Exhibit H - Press release dated and issued June 9, 2003

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date June 10, 2003

ORBIS INVESTMENT MANAGEMENT LIMITED

By /s/ James J. Dorr, General Counsel and Secretary

ORBIS ASSET MANAGEMENT LIMITED

By /s/ James J. Dorr, Vice-President and General Counsel

ORBIS GLOBAL EQUITY FUND LIMITED

By /s/ James J. Dorr, General Counsel and Secretary

ORBIS OPTIMAL GLOBAL FUND, L.P.

By its General Partner, Orbis Asset Management Limited

By /s/ James J. Dorr, Vice-President and General Counsel

Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his
authorized representative (other than an executive officer or general partner of the filing person), evidence of the
representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the
Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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                                 EXHIBIT INDEX

EXHIBIT DESCRIPTION

Exhibit A
exaletter04052003.htm

Exhibit B
exbletter04142003.htm

Exhibit C

Press Release dated and Issued on 1 May 2003
FOR IMMEDIATE RELEASE

Issued on behalf of Orbis Investment Management Ltd.

ORBIS INVESTMENT MANAGEMENT OPPOSES CLAYTON HOMES ACQUISITION
BY BERKSHIRE HATHAWAY

Orbis Plans to Vote Against Transaction
Believes Clayton Board Adopted Flawed Process

Orbis Urges Independent Stockholders to Abstain or Vote Against Transaction

HAMILTON, BERMUDA, May 1, 2003 - Orbis Investment Management Ltd. announced today that it opposes the previously announced Clayton Homes, Inc. (NYSE: CMH)
acquisition by Berkshire Hathaway (NYSE:BRK.A ) (NYSE:BRK.B ) for $12.50 per
share.  Orbis intends to vote its 5% holding in Clayton Homes against the transaction at the special meeting to be held later this spring.

In making this announcement, after careful consideration, Orbis believes that:
- Clayton Homes is worth well above the $12.50 per share price offered by
Berkshire Hathaway and accepted by the Clayton Homes board;
- In endorsing the Berkshire Hathaway offer, Clayton Homes' board was unduly influenced by Berkshire Hathaway's threat to withdraw its offer if the company contacted other potential bidders;
- Clayton Homes' board followed a flawed process by agreeing to sell the company without actively testing the Berkshire Hathaway offer price in the market;
- Clayton Homes' management is not motivated to pursue other bids for the company; and
- A majority of Clayton Homes' independent stockholders should be required to approve any merger transaction.

"It is unacceptable that the Clayton Homes board has recommended that Berkshire
Hathaway acquire this company, and its upside potential, for an inadequate price - rather than realizing the inherent value in the company for all of
Clayton Homes' stockholders," said William Gray, President of Orbis Investment
Management Ltd.  "We believe that the Clayton Homes board has breached its fiduciary duty by agreeing to sell the company at this price on these terms.
The Clayton Homes board is relying upon a 38-day window for accepting superior proposals as a market check on the merger price. We believe that there can be no market check when management fully supports the offer, management is not motivated to pursue other bidders and the company is not permitted to shop itself. "

"Orbis Funds have been supportive Clayton Homes shareholders for more than four years and we believe the company is a well-managed business, with great growth prospects that is worth well more than $12.50 per share, " Mr. Gray continued.  "Orbis seeks to realize Clayton Homes' intrinsic value for its investors and we expect the company's board to do the same."

(more)

The following summarizes actions taken by Orbis and others to date:
- Orbis requested a meeting with the members of Clayton Homes' board and their advisers to discuss the Orbis objections and potential alternatives, which the board rejected.
- Orbis submitted a proposal requiring the support of a majority of independent stockholders to implement any merger proposal.  In response, Clayton Homes applied to the Securities and Exchange Commission (SEC) to exclude Orbis'
stockholder proposal.
- Other independent stockholders and investment analysts have publicly registered their disapproval of this transaction, for example saying that,
"we consider this a depressed price for such a fine company." (*)

The Clayton Family Foundation and James L. Clayton own 28% of the company's outstanding shares.  Board members include: James L. Clayton, the Chairman of the Board of Directors; Kevin Clayton, Chief Executive Officer; B. Joe Clayton,
Chief Executive Officer of Clayton Automotive Group; and Thomas McAdams, James
Clayton's personal legal counsel. Berkshire Hathaway has indicated that all members of management will remain with the company after the acquisition.

"We believe that the management members of the board were clearly conflicted in voting for this transaction because of their future positions within the
Berkshire Hathaway group," said Mr. Gray. "We urge all Clayton Homes stockholders to reject this transaction and abstain from voting or vote their shares against this bargain basement sale to Berkshire Hathaway."

The $12.50 per share sale price represented only a 12% premium over the closing price immediately prior to the merger announcement.  The $12.50 per share is the same price per share that Clayton Homes was trading at in October of 1995. Since then both the company and US stock values have grown significantly, as illustrated in the following table.

                        Oct 1995* May 1, 2003 % Change
Share price                  $ 13.03 $ 12.50+   (4%)
Revenues per share**             $  5.11 $  8.63    70%
Net income per share (diluted)** $  0.59 $  0.89    51%
Shareholders' equity per share** $  3.67 $  9.09   149%
S&P 500                            583           917    57%

* Average Clayton Homes common share and S&P 500 prices for the month of
October 1995
+  Merger price
** Based on most recently reported fiscal year.

 (*)Barbara Allen, Natexis Bleichroeder, 04/02/03, FirstCall; quote approval neither sought nor obtained

(more)

About Orbis
Orbis Investment Management Ltd. is an investment management firm with more than $2 billion under management.  Orbis serves investors around the world through a broad range of award winning equity mutual funds as well as a number of alternative investment products.  Its flagship fund, the Orbis
Global Equity Fund was recently recognized by Standard & Poor's as the top performing global equity fund in its sector since its launch in January 1990.
For additional information about Orbis, visit www.orbisfunds.com.
Contacts:

Joele Frank / Ellen Barry
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

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Exhibit D
Executive Officers and Directors of Reporting Persons and the GA Fund

The business address for all entities and individuals listed in this
Exhibit D is 34 Bermudiana Road, Hamilton HM 11, Bermuda, unless noted
otherwise.  The principal employer of each such person is Orbis Investment
Management Limited, unless noted otherwise.

ORBIS INVESTMENT MANAGEMENT LIMITED
Allan Gray         Chairman, Director
British

William Gray         President, Director
Irish

Geoffrey Gardner Vice-President, Director
British

James Dorr         Vice-President, Secretary,
Canadian                General Counsel, Director

ORBIS ASSET MANAGEMENT LIMITED
William Gray         President, Director
Irish

Geoffrey Gardner Vice-President, Director
British

James Dorr         Vice-President, Secretary,
Canadian         General Counsel, Compliance Officer

ORBIS GLOBAL EQUITY FUND LIMITED
Allan Gray        Chairman, Director
British

William Gray        President, Director
Irish

Geoffrey Gardner       Vice-President, Director
British

John Collis        Vice-President, Director
British
Conyers, Dill & Pearman
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

William Thomson        Vice-President, Director
British
48 Par-la-ville Road
Hamilton HM 11
Bermuda

James Dorr        Secretary, General Counsel
Canadian

G.A.-FUND-L
Monsieur Luc VAN DEN MEERSSCHAUT CONSEIL D'ADMINISTRATION
Belgium                                 President du Conseil d'Administration
Head Front Office
FB ASSURANCES S.A.
48, rue du Fosse-aux-Loups
B - 1000  Bruxelles
Administrateurs

Monsieur Jacques BOFFERDING         Directeur Funds Services and
Luxembourg                          Professional Banking
BANQUE GENERALE DU LUXEMBOURG S.A.
50, Avenue J.F. Kennedy
L - 2951  LUXEMBOURG

Monsieur Thierry CHARLIER         Head Unit Linked Products
Belgium
FB ASSURANCES S.A.
48, rue du Fosse-aux-Loups
B - 1000  Bruxelles

Monsieur Jean-Marie DEFOSSE         Head Financial Strategy
Belgium
FB ASSURANCES S.A.
48, rue du Fosse-aux-Loups
B - 1000  Bruxelles

Monsieur William De Vijlder         Managing Director
Belgium
Fortis Investment Management S.A.
1, Boulevard Roi Albert II
B - 1210  Bruxelles

Monsieur Denis Gallet                 Director, Information &
Belgium                                  Risk Management
Fortis Investment Management S.A.,
1, Boulevard Roi Albert II
B - 1210  Bruxelles

Monsieur Paul Mestag                 Director Funds Secretariat
Belgium
Fortis Investment Management S.A.
1, Boulevard Roi Albert II
B - 1210  Bruxelles

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Exhibit E Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of Clayton Homes, Inc. is, and any amendment or amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 9, 2003 ORBIS INVESTMENT MANAGEMENT LIMITED

          By /s/ James J. Dorr, General Counsel and Secretary

Dated: May 9, 2003 ORBIS ASSET MANAGEMENT LIMITED

   By /s/ James J. Dorr, General Counsel and Secretary

Dated: May 9, 2003 ORBIS GLOBAL EQUITY FUND LIMITED

   By /s/ James J. Dorr, General Counsel and Secretary

Dated: May 9, 2003 ORBIS OPTIMAL GLOBAL FUND, L.P.,

   By its general partner, ORBIS ASSET MANAGEMENT LIMITED

   By /s/ James J. Dorr, General Counsel and Secretary

-------------------------------------------------------------------------------

Exhibit F - Books and Records request
clay.htm

-------------------------------------------------------------------------------

Exhibit G - Complaint

orbisvclaytoncomplaint.htm

-------------------------------------------------------------------------------

Exhibit H - Press release dated and issued June 9, 2003

FOR IMMEDIATE RELEASE

Issued on behalf of Orbis Investment Management Ltd.

ORBIS INVESTMENT MANAGEMENT ASKS DELAWARE CHANCERY COURT TO ORDER CLAYTON
HOMES TO HOLD ANNUAL GENERAL MEETING

Orbis Says Clayton Should Hold AGM Prior to Special Meeting To Vote on
Acquisition by Berkshire Hathaway

Orbis Believes Clayton Hasn't Had Proper Annual Meetings for More Than
Three Years

HAMILTON, BERMUDA, June 9, 2003 - Orbis Investment Management Ltd. announced today that it has applied to the Delaware Chancery Court for an order requiring
Clayton Homes, Inc. (NYSE: CMH) to hold an Annual General Meeting (AGM) for its shareholders on a date that is different from and earlier than the date of a proposed special meeting of stockholders to approve Clayton Homes' proposed merger with Berkshire Hathaway (NYSE:BRK.A ) (NYSE:BRK.B).

In filing this complaint, Orbis believes that Clayton Homes failed to hold its
2000, 2001 and 2002 AGMs in accordance with the requirements of the Delaware law. Specifically, Orbis claims that the record date for determining shareholders entitled to vote at the last three meetings was outside the 60-day maximum stipulated in the Delaware Corporation statute.

Orbis has asked the Delaware Chancery Court to order that the meeting be held promptly - before any proposed special general meeting to approve Clayton
Homes' proposed merger with Berkshire Hathaway - because a properly convened
AGM has not occurred for more than 43 months.

A court-ordered AGM will allow Orbis and other shareholders the opportunity to elect directors and put forward shareholder proposals for consideration at the meeting. Orbis believes Clayton Homes' shareholders should have the opportunity to vote on the election of the board before the merger proposal proceeds to a vote.

In April, Orbis submitted a shareholder proposal to Clayton Homes requiring the support of a majority of independent stockholders to implement any merger proposal, including the one proposed with Berkshire Hathaway. In response,
Clayton Homes formally asked the Securities and Exchange Commission to exclude this proposal. Clayton Homes' first ground for exclusion was that shareholder proposals may only be put forward at an AGM. As a result, Orbis took a closer look at the Company's previous AGMs and found what appear to be defects in the
Company's actions surrounding them.

Orbis previously announced its opposition to the Clayton Homes acquisition by
Berkshire Hathaway for $12.50 per share. Orbis intends to vote its 5% holding in Clayton Homes against the transaction at any special meeting that would be held.

A copy of the Complaint is available from the court or from Green & Jigarjian
LLP (415) 477 6700 who are acting for Orbis in this action. Green & Jigarjian is also acting for another shareholder in a separate class action, which seeks to stop the merger between Clayton Homes and Berkshire Hathaway.

About Orbis

Orbis Investment Management Ltd. is an investment management firm with more than $2 billion under management. Orbis serves investors around the world through a broad range of award winning equity mutual funds as well as a number of alternative investment products. Its flagship fund, the Orbis Global
Equity Fund was recently recognized by Standard & Poor's as the top performing global equity fund in its sector since its launch in January 1990. For additional information about Orbis, visit www.orbisfunds.com.

Contacts:

Joele Frank / Ellen Barry

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449